TIOMIN RESOURCES INC.

PRESS RELEASE

TSX: TIO November 20, 2003

Third Quarter Update

HIGHLIGHTS

- Kenyan officials express strong support of Tiomin's mineral sands project
- Remaining fiscal agreement expected to be finalized in the weeks ahead
- Pilot plant at Kwale successfully completed with 20 tonnes of concentrate sent to Australia
- Marketing activity for mineral output on track

Update on Kwale Project in Kenya

At the official opening of the new Canadian High Commission building in Nairobi, Kenya, the Honourable Stephen Muzyoka, Kenya's Minister of Foreign Affairs, publicly expressed the government's strong support for Tiomin's titanium mineral sands project and the desire to strengthen relations with Canada and the global marketplace. In the weeks ahead, Tiomin will be concluding negotiations for the fiscal terms of the comprehensive mining investment agreement and the acquisition, through the Government of Kenya, of about 550 acres of land known as Ramisi required for the mining project. Tiomin has already leased approximately 1,500 acres of land. The announcement of this final milestone will effectively position Tiomin to focus its efforts towards completing the update of the feasibility study and the subsequent project construction phase in 2004.

Pilot Plant

The pilot plant program at Kwale was completed in early November to determine the optimal tailings disposal method. Two thickening processes were tested which have both returned positive operating results. The settling tests indicate that the thickening of the slimes to 30% can be obtained in both high rate and deep cone thickeners, adding relatively small quantities of flocculants. The slimes mix well with the sand tailings and no separation of the two components takes place in beaching tests. This large scale testing has demonstrated conclusively that the settling of slimes in tailings ponds is not an operating issue.

As a result of the successful pilot plant operations, approximately 20 tonnes of concentrate were produced and sent to Roche Mining of Australia for processing of zircon, rutile and ilmenite using new process technology including the recently developed and highly efficient high tension separators. This test work will be conducted to optimize the rutile and zircon circuits which, if successful, should significantly reduce costs and improve the operating efficiency of the proposed mineral separation plant. The results of the pilot plant will be used to update the feasibility study. Other areas of review for the study include the infrastructure, port facility, plant design and combining of the wet plant and minerals processing plant. A production decision and the start of the detailed design and construction phase are expected in 2004.

Marketing

The company plans to announce the status of long-term sales contracts for Kwale production by year end 2003. Global marketing efforts are being spearheaded by a veteran in the business who has held senior marketing positions with the major producers. Already contract negotiations are being finalized for the majority of zircon output which will account for 30% of projected revenues. Kwale rutile is of superior quality and management anticipates rapid progress in aligning contracts for this premium product. In the case of the Kwale deposit, rutile is expected to account for approximately one-half of total revenues. As a matter of comparison, the majority of the world's mineral sands deposits are comprised predominantly of ilmenite, a lower value titanium feedstock. Ilmenite represents only 20 percent of Kwale's revenue stream in the initial phase of development.

Management is very optimistic that events will continue to unfold at a positive momentum over the next several months that will see the company reach its targets towards commercial production.

In October 2003, all the remaining Series E and F warrants from the private equity placement announced earlier in the year were exercised, resulting in the addition of approximately $2 million. On October 31, the outstanding loan facility was repaid (US$640,000). Tiomin is now debt-free.

To obtain a copy of the complete third quarter report and financial statements of Tiomin Resources Inc. for the nine months ended September 30, 2003, please refer to the Company's website www.tiomin.com or its filing on SEDAR (www.sedar.com).

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227, Ian MacNeily, CFO, ext. 232, Donna Yoshimatsu, Investor Relations, ext. 222, or visit our website: www.tiomin.com